UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number 001-31886

NOTIFICATION OF LATE FILING

(Check One):  Form 10-K  Form 20-F  Form 11-K [X] Form 10-Q  Form 10D

 Form N-SAR   Form N-CSR

For Period Ended:   June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________
______________________________________________________________

PART I

REGISTRANT INFORMATION

AXM Pharma, Inc.

(Full name of registrant)

N/A

(Former name if applicable)

7 West 18th Street, 9th Floor

(Address of principal executive office (street and number))

New York, NY 10011

(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Despite the Registrant’s diligent efforts, the work necessary to resolve the comments received from the Senior Assistant Chief Accountant of the Division of Corporation Finance in a letter dated July 21, 2006 (the “Letter”), with respect to the Registrant’s Annual Report on Form 10-KSB for the period ended December 31, 2005 and its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 is unlikely to be completed without unreasonable expense and effort in sufficient time to permit the filing of Registrant’s Quarterly Report on Form 10-QSB for the three months ended June 30, 2006 on the scheduled due date of August 14, 2006.  Specifically, the Registrant anticipates that it will not complete its response to the Letter until the week beginning August 14th because on July 7, 2006, the Registrant dismissed LBB & Associates Ltd., LLP, formerly known as Lopez, Blevins, Bork & Associates, LLP (the “Lopez Firm”), as the Registrant’s independent accountants.   Moore Stephens Wurth Frazer and Torbet, LLP (“Moore Stephens”) were engaged as the Registrant’s new independent accountants on July 10, 2006.  The Registrant is working with Moore Stephens on a response to the Letter.  However, as the Lopez Firm were the Registrant’s independent accountants at the time the subject reports were prepared and filed, cooperation from the Lopez Firm will be essential to prepare a response.  Due to limited resources, the Registrant has not paid the Lopez Firm all fees due for past services.  As a result, the Lopez Firm has declined to provide information with respect to this matter.  Furthermore, earlier this week, Harry Zhang, the Registrant’s Acting Chief Financial Officer resigned.  The Registrant has not yet appointed a successor.  The Registrant anticipates paying the Lopez Firm early next week and is seeking cooperation from Mr. Zhang in preparing a response to the SEC Staff comments.

Registrant expects that it will be able to complete its response to the Letter in time for the Registrant to file its Form 10-QSB for the three months ended June 30, 2006 within the five-day extension provided by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Wei-Shi Wang, Chief Executive officer___ (Name)	____(86-24)___________ (Area Code)	_2381-8988_______________ (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AXM Pharma, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2006	By: /s/ Wei-Shi Wang
Name: Wei-Shi Wang Title: Chief Executive Officer